SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 9, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F x       Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes o      No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes o No x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o      No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 9, 2007, announcing the full access to ENOVIA MatrixOne’s Business Process Capabilities for all CATIA/ ENOVIA VPLM Users.

Dassault Systèmes Announces Full Access to ENOVIA MatrixOne’s Business Process Capabilities for all CATIA/ ENOVIA VPLM Users

Expanded Offering Based on ENOVIA SOA Architecture

Charlotte, NC, May 9, 2007—Dassault Systèmes (DS) (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions is delivering full access to ENOVIA MatrixOne’s collaborative process capabilities for all CATIA/ ENOVIA VPLM users as part of its ENOVIA MatrixOne 10.7.1 solution, announced today. DS is fully leveraging the unique power of the ENOVIA open SOA architecture to seamlessly integrate any business process and application, resulting in unmatched benefits for customers across a variety of industries.

“The concurrent use of ENOVIA MatrixOne and ENOVIA VPLM will allow Honda to deploy a unified business process that connects complex engineering activities to business process management in a seamless collaborative environment, enabling Honda to deliver new products to market more quickly,” explains Hideyuki Tanaka, manager of Computed Integrated Systems 3 Department at HONDA R&D Auto Tochigi, in charge of PLM.

“Less than a year after DS’s acquisition of MatrixOne, DS is delivering a global ENOVIA solution combining the detailed product knowledge of its CATIA/ ENOVIA VPLM offering with the enterprise visibility and powerful collaborative business process management capabilities of ENOVIA MatrixOne. This is part of our strategy to provide maximum value to our customers and the most comprehensive PLM offering on the market,” says Joel Lemke, ENOVIA CEO, Dassault Systèmes.

DS’s CATIA/ ENOVIA VPLM customers, thanks to ENOVIA's flexible SOA infrastructure, will have full access to the powerful collaborative business process capabilities offered by the ENOVIA MatrixOne offering. Direct access from ENOVIA MatrixOne to the ENOVIA VPLM engineering work-in-progress environment will give project managers real-time visibility in to engineering activity and project status, allowing them to identify potential issues early in the product development process – reducing time and costs while improving decision making. Customers will also benefit from a new ENOVIA solution that combines management of design work-in-process and X-BOM views, seamlessly integrating design and engineering communities with the rest of the enterprise.

With ENOVIA MatrixOne 10.7.1, DS delivers a complete, unified ENOVIA environment. Many other enhancements are detailed in a separate announcement, “Dassault Systèmes Delivers PLM SOA Enterprise Middleware with ENOVIA MatrixOne 10.7.1”.

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About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com	Derek Lane (DS Americas) +1(818) 673-2243 derek_lane@ds-us.com	Sharon Rodger (ENOVIA MatrixOne) 978-589-4066 sharon.rodger@matrixone.com	Arnaud Malherbe (DS EMEA) +33 (0)1 55 49 87 73 arnaud_malherbe@ds-fr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 9, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration